Filing by WM Variable Trust pursuant to Rule 425 of the
				Securities Act of 1933, and deemed filed under
				Rule 14a-12(b)under the Securities Exchange Act of 1934.

				Subject Company: Principal Variable Contracts Fund, Inc.
				File Number: 811-01944

		======================================================

								WM GROUP OF FUNDS
								1201 Third Avenue, 22nd Floor
								Seattle, Washington 98101
								www.wmgroupoffunds.com

August 18, 2006

Dear Shareholder:

I am pleased to report that the Board of Trustees of the WM Group of Funds has approved a series of fund reorganizations proposed in conjunction with the acquisition of WM Advisors by the Principal Financial Group. It is anticipated that the proposed actions would take place shortly after the close of the acquisition, which is expected to occur late this year. Enclosed is a copy of a supplement to the March 1, 2006 prospectus (May 1, 2006 for the Variable Trust Funds) dated August 17, 2006, relating to the proposed fund reorganizations.

To summarize, of the 22 existing retail WM Funds, 13 will continue with their current portfolio management teams, two are expected to retain their current portfolio managers while also having a Principal Fund merged into them, and seven will be merged into existing Principal Funds.*

I would like to emphasize three important points about the reorganizations:

	-First, each surviving fund will have an expense ratio equal to or lower than that of the current WM Fund. In certain instances, this will be achieved through an expense cap agreed to by The Principal.

	-Second, with respect to current WM Funds merging into existing Principal
	 Funds, in each instance the surviving fund has had better historical performance than the merged fund for the 1-, 3-, and 5-year periods ended June 30, 2006, as applicable.

	-Finally, the next important step in this process will be to seek shareholder approval. Proxy statements will be distributed in October to all fund shareholders. Because all funds will require an affirmative shareholder vote, your support in this process is appreciated.

Perhaps most importantly, I want to affirm how excited we are at the prospect of becoming part of The Principal. In addition to continuing to manage and distribute the Strategic Asset Management (SAM) Portfolios and many of our individual funds, we expect to soon be able to bring you an expanded choice of funds, including one of the industry's leading selections of target-date asset allocation funds, and state-of-the-art retirement solutions.

We hope you're beginning to see why we believe WM Advisors will be an ideal strategic fit for The Principal, combining two strong, high-growth mutual fund businesses-resulting in continuity for you and even greater investment opportunities for the future. As always, thank you for your support of the WM Group of Funds over the years.

Sincerely yours,

 /s/ Wiliam G. Papesh
William G. Papesh
President

This material is not authorized for distribution unless preceded or accompanied by a current prospectus that includes more information regarding the risk factors, expenses, policies, and objectives of the investment. Contact your Investment Representative or call 800-222-5852 to obtain another copy of the prospectus. A mutual fund's share price and investment return will vary with market conditions, and the principal value of an investment when you sell your shares may be more or less than the original cost.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. For more information regarding the Acquiring Funds, or to receive a free copy of a prospectus/proxy statement relating to the proposed reorganizations (and containing important information about fees, expenses and risk considerations) once a registration statement relating to the proposed reorganizations has been filed with the Securities and Exchange Commission and becomes effective, please call 1-800-247-4123 or visit the Acquiring Funds' website at www.principal.com/funds/mfprosp.htm. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's website (http://www.sec.gov). Please read the prospectus/ information statement carefully before making any investment decisions.

The WM Group of mutual funds is advised by WM Advisors, Inc., distributed by WM Funds Distributor, Inc., and sold through WM Financial Services, Inc. (all affiliates of Washington Mutual, Inc.) and independent broker/dealers.

__________________________

*Of the 18 existing WM Variable Trust Funds, 10 will continue with their current portfolio management teams, two are expected to retain their current portfolio managers while also having a Principal Fund merged into them, and six will be merged into existing Principal Funds.

================================================================================

Supplement Dated August 17, 2006 to the Prospectus dated May 1, 2006

			WM VARIABLE TRUST

On July 25, 2006, the Principal Financial Group, Inc. ("PFG") and its subsidiary, Principal Management Corporation entered into an agreement with Washington Mutual, Inc. to acquire all of the outstanding stock of its subsidiaries, WM Advisors, Inc., the investment advisor to the WM Group of Funds, WM Funds Distributor, Inc. and WM Shareholder Services, Inc.
(the "Transaction"). On August 11, 2006, the Board of Trustees of WM Variable Trust ("WMVT") approved proposed reorganizations (the "Reorganizations") pursuant to which each of the following Funds (each, an "Acquired Fund") will combine with and into the following corresponding separate series (each, an "Acquiring Fund") of Principal Variable Contracts Fund, Inc. ("PVC"), subject to various conditions including the approval of shareholders of each Acquired Fund and approval by the directors of PVC:

WMVT Acquired Funds                  Corresponding PVC Acquiring Funds

Balanced Portfolio                   Balanced Account 1
Conservative Balanced Portfolio      Conservative Balanced Account 1
Conservative Growth Portfolio        Conservative Growth Account 1
Equity Income Fund                   Equity Income Account I 1
Flexible Income Portfolio            Flexible Income Account 1
Growth Fund                          Growth Account 2
Growth & Income Fund                 LargeCap Blend Account 2
Income Fund                          Income Account 1
International Growth Fund            Diversified International Account 2
Mid Cap Stock Fund                   Mid Cap Stock Account 1
Money Market Fund                    Money Market Account 2
REIT Fund                            Real Estate Securities Account 2
Short Term Income Fund               Short-Term Income Account 1
Small Cap Growth Fund                SmallCap Growth Account 2
Small Cap Value Fund                 SmallCap Value Account 2
Strategic Growth Portfolio           Strategic Growth Account 1
U.S. Government Securities Fund      Mortgage Securities Account 1
West Coast Equity Fund               West Coast Equity Account 1

It is currently expected that the Transaction will close in the fourth quarter of this calendar year and that the Reorganizations will occur shortly thereafter.

Under the Reorganizations (i) all the assets and the stated liabilities of each Acquired Fund will be transferred to its corresponding Acquiring Fund in exchange for Class 1 and Class 2 shares of the Acquiring Fund; (ii) holders of Class 1 and Class 2 shares of the Acquired Fund will receive, respectively, that number of Class 1 and Class 2 shares of the corresponding Acquiring Fund equal in value at the time of the exchange to the value of the holder's Acquired Fund shares at such time; and (iii) the Acquired Fund will be liquidated and dissolved.

Federal Income Tax Consequences

As a condition to the consummation of the Reorganizations, WMVT and PVC will have received, in form and substance satisfactory to each, an opinion from Dykema Gossett PLLC substantially to the effect that, based upon the facts and assumptions stated therein and with respect to each Acquired Fund and its corresponding Acquiring Fund, for federal income tax purposes: (1) the Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code; (2) no gain or loss will be recognized by the Acquired Fund or the Acquiring Fund upon the transfer of the assets and liabilities, if any, of the Acquired Fund to the Acquiring Fund solely in exchange for shares of the Acquiring Fund; (3) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of such Acquired Fund's shares solely for shares of the Acquiring Fund; (4) the holding period and tax basis of the shares of the Acquiring Fund received by each holder of shares of the Acquired Fund pursuant to the Reorganization will be the same as the holding period and tax basis of the shares of the Acquired Fund held by the shareholder (provided the shares of the Acquired Fund were held as a capital asset on the date of the Reorganization) immediately prior to the Reorganization; and (5) the holding period and tax basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the holding period and tax basis of those assets to the Acquired Fund immediately prior to the Reorganization.

The foregoing is only a summary of the principal federal income tax consequences of the Reorganizations and should not be considered to be tax advice. There can be no assurance that the Internal Revenue Service will concur on all or any of the issues discussed above. Further, this description of the federal income tax consequences of the Reorganizations is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their own tax advisors as to the specific consequences to them of the Reorganizations, including the applicability and effect of state, local, non-U.S. and other tax laws.

Other Information

The closing of each Reorganization is not conditioned upon the closing of the others. However, one of the conditions to the closing of the Transaction is that shareholders of each of the following Acquired Funds (as well as certain other funds advised by WMA) approve the Reorganization:
Conservative Balanced Portfolio, Flexible Income Portfolio, Balanced Portfolio, Conservative Growth Portfolio, Strategic Growth Portfolio, U.S. Government Securities Fund, Growth & Income Fund, Income Fund, Mid Cap Stock Fund, West Coast Equity Fund, International Growth Fund, Growth Fund, Short Term Income Fund and Equity Income Fund. If shareholders of any of these funds do not approve the Reorganization, PFG, in its discretion, may elect not to consummate the Transaction, in which case the Reorganization will not take place as to any Acquired Funds.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. For more information regarding the Acquiring Funds, or to receive a free copy of a prospectus/proxy statement relating to the proposed reorganizations (and containing important information about fees, expenses and risk considerations) once a registration statement relating to the proposed reorganizations has been filed with the Securities and Exchange Commission and becomes effective, please call 1-800-247-4123 or visit the Acquiring Funds' website at www.principal.com/funds/mfprosp.htm. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's website (http://www.sec.gov). Please read the prospectus/information statement carefully before making any investment decisions.
_____________________________

  1 These Acquiring Funds are newly-organized funds that will commence operations in connection with the Reorganization. It is expected that the WMA portfolio management team managing each corresponding Acquired Fund will continue to manage the Acquiring Fund as sub-advisor, and that the Acquired Fund will be the survivor for accounting and performance reporting purposes.

  2 These Acquiring Funds are existing PVC Funds into which the relevant WM Fund will be merged; the portfolio management teams for these funds will be different from those of the corresponding Acquired Funds.